Exhibit 99.1

51-102F3

Material Change Report

Item 1 Name and Address of Company

Silver Standard Resources Inc. (“Silver Standard” or the “Company”)

Suite 800 - 1055 Dunsmuir Street

PO Box 49088

Vancouver, BC

V7X 1G4

Item 2 Date of Material Change

February 4, 2014

Item 3 News Release

One February 4, 2014, a news release was issued through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4 Summary of Material Change

Silver Standard announced that it had entered into a Purchase and Sale Agreement with subsidiaries of Goldcorp Inc. (“Goldcorp”) and Barrick Gold Corporation (“Barrick”) pursuant to which Silver Standard will acquire 100% of the Marigold mine (the “Marigold Mine”), a producing gold mine located in Nevada, USA, for aggregate cash consideration of US$275 million.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Silver Standard announced that it had entered into a definitive agreement with subsidiaries of Goldcorp and Barrick pursuant to which Silver Standard will acquire the Marigold Mine for aggregate cash consideration of US$275 million. The purchase price will be funded by Silver Standard from existing cash on hand.

The Marigold Mine is an open-pit gold mine located in Humboldt County, Nevada, USA, at the northern end of the Battle Mountain-Eureka trend. As disclosed by Goldcorp in its news release dated January 8, 2014, the Marigold Mine produced 162,000 ounces of gold in 2013 and it is expected to produce between 142,000 and 150,000 ounces of gold in 2014 (grossed up to illustrate 100% production figures). As reported by Goldcorp in its public disclosure, the Marigold Mine has consistently produced over 140,000 ounces of gold per year at gold recoveries in excess of 70%. Production at the Marigold Mine is subject to various net smelter returns royalties. The Marigold Mine currently employs 360 people, including contractors.

Transaction Rationale for Silver Standard

•	Provides immediate positive cash flow from a mine in a prolific gold-silver region;

•	Adds growth from an accretive transaction to create a multi-mine precious metals producer;

•	Maintains financial capacity to advance internal growth projects;

•	Improves operating and political risk profile;

•	Adds to experienced and professional operating team;

•	Leverages open-pit operating capabilities;

•	Adds long-lived reserves from an operationally stable, productive mine; and

•	Preserves shareholder exposure to silver and adds exposure to gold.

The mineral reserves and mineral resources for the Marigold Mine, reported by Goldcorp as of December 31, 2012, are set out in the table below. For Silver Standard’s purposes, these estimates for the Marigold Mine are considered to be historical estimates under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as they were prepared by Goldcorp prior to Silver Standard’s involvement with the Marigold Mine.

Mineral Reserves & Resources (1)

	Tonnes	Metal grade	Contained metal
	(M tonnes)	(g/t Gold)	(M oz Gold)
Proven Mineral Reserves	35.0	0.68	0.77
Probable Mineral Reserves	259.5	0.50	4.16
Total Proven & Probable Mineral Reserves (2)	294.5	0.52	4.92
Measured Mineral Resources Indicated	1.6	0.48	0.03
Mineral Resources	44.0	0.42	0.60
Total Measured & Indicated Mineral Resources (2) (3)	45.6	0.42	0.62
Inferred Mineral Resources (3)	81.2	0.43	1.12

(1)	Mineral Reserves and Mineral Resources estimate as reported by Goldcorp in its Annual Information Form dated March 1, 2013 (“AIF”) for the financial year ended December 31, 2012, available at www.sedar.com under Goldcorp’s profile and at www.goldcorp.com. Mineral Reserves and Mineral Resources disclosed by Goldcorp have been grossed up to illustrate 100% Silver Standard ownership of the Marigold Mine and are subject to rounding. As discussed in the AIF, Mineral Reserves and Mineral Resources were prepared by Goldcorp in accordance with NI 43-101 under the supervision of a qualified person. Silver Standard is not treating these historical estimates as current and the historical estimates should not be relied upon.
(2)	As discussed in the AIF, Mineral Reserves were estimated by Goldcorp using US$ commodity prices of $1,350 per ounce of gold. Mineral Resources were estimated using US$ commodity prices of $1,500 per ounce of gold.
(3)	All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. There is no assurance that all or part of the Inferred Mineral Resources can be upgraded to a higher category.

Completion of the acquisition of the Marigold Mine is subject to customary closing conditions, including receipt of all necessary regulatory approvals. Under the terms of the Purchase and Sale Agreement, Silver Standard will be required to provide financial assurances to the environmental regulatory authorities with respect to the Marigold Mine’s long term environmental and reclamation obligations. Silver Standard expects the transaction to be completed in April 2014.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Kelly Stark-Anderson

Vice President, Legal and Corporate Secretary

(604) 484-8217

Item 9 Date of Report

February 4, 2014

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